Exhibit 99.1

        Natuzzi Announces First Quarter 2003 Financial Results


    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 21,
2003--Natuzzi S.p.A. (NYSE:NTZ)


                            Natuzzi S.p.A.

                   FIRST QUARTER 2003 TELECONFERENCE

  Senior management will review first quarter 2003 financial results.
     The review will be followed by a question and answer session.

                           Pasquale Natuzzi
           Chairman of the Board and Chief Executive Officer

                           Giuseppe Desantis
                      Vice Chairman of the Board

                            Enrico Giovene
                       Worldwide Sales Director

                           Nicola Dell'Edera
                           Finance Director

                                  and

                              Fred Starr
        President and Chief Executive Officer, Natuzzi Americas

                        Thursday, May 22, 2003
                        ----------------------
                      10:00 a.m. (New York time)
                        3:00 p.m. (London time)
                       4:00 p.m. (Italian time)

             A webcast of this event will be available at:
                            www.natuzzi.com

    -- Net sales decreased 14.1% mainly due to currency translation effects
    --  Unit sales down 4.3%
    -- Net profit margin declined to 8.0% from 11.8% reported in first quarter 2002

    Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announced financial results for the first quarter ended March 31, 2003.

    NET SALES

    Natuzzi's first quarter 2003 net sales decreased 14.1 percent to EUR 183.5 million or $196.9 million, compared to EUR 213.6 million or $187.3 million in the first quarter 2002.
    Net upholstery sales in first quarter 2003 were EUR 164.6 million, or $176.6 million, 15.8 percent lower than the prior year's quarter while total seat units sold in the first quarter 2003 decreased 4.3 percent over first quarter 2002 to 739,404 seats.
    First quarter net upholstery sales in the Americas decreased 18.8 percent to EUR 79.2 million, or $85.0 million, on a 22.4% appreciation of the Euro against the US dollar. In Europe, net upholstery sales decreased 13.3 percent to EUR 76.7 million, or $82.3 million, on a weak end-user demand and depressed consumer confidence. The appreciation of the Euro also against far east currencies together with a lower order flow, led down upholstery sales in the Rest of the World by 7.4 percent over first quarter 2002 to EUR 8.7 million, or $9.3 million.
    Total net sales to Divani & Divani by Natuzzi and Natuzzi stores decreased 7.7 percent in the first quarter 2003 to EUR 25.4 million, or $27.3 million. During the same period, three new stores were opened in Italy, France and Australia. As of March 31, 2003, the total number of Divani & Divani by Natuzzi and Natuzzi stores was 126 in Italy and 71 outside Italy.
    Leather-upholstered furniture sales in first quarter 2003 were EUR
133.0 million, or $142.7 million, 18.4 percent lower than the year-earlier period. Fabric-upholstered sales, which accounted for 19.2 percent of the first quarter total upholstery sales, decreased 2.5 percent over last year's quarter to EUR 31.6 million, or $33.9 million.
    First quarter 2003 net sales of Natuzzi-branded furniture were EUR
134.8 million, or $144.7 million, down 20.8% versus last year's quarter of EUR 170.1 million, or $149.2 million. During the same period, net sales of Italsofa furniture were EUR 29.8 million, or $32.0 million, up 17.8 percent compared to the EUR 25.3 million, or $22.2 million, in first quarter 2002.
    Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) increased 3.8 percent from last year's quarter to EUR 18.9 million, or $20.3 million.

    NET INCOME & EARNINGS PER SHARE

    Natuzzi's first quarter 2003 net income decreased 41.5 percent from last year's quarter to EUR 14.8 million, or $15.9 million. Earnings per share (ADR) decreased 41.5 percent to EUR 0.27, or $0.29, from EUR 0.46, or $0.40, in the prior year's comparable period.
    Pasquale Natuzzi, Chairman and Chief Executive Officer, said, " The strong appreciation of the Euro versus the US dollar and other main currencies compared to the same period in 2002, produced a negative translation effect that was responsible for most of the decline in sales "
    "The decrease in net income was the result of lower revenues, higher contribution of sales from the promotional brand Italsofa and unchanged marketing investments that the Company is incurring to raise Natuzzi brand awareness and improve its distribution quality."

    GROSS PROFIT & OPERATING INCOME

    First quarter 2003 gross profit decreased 25.6 percent to EUR 58.3 million, or $62.6 million, compared to last year's quarter. Over the same period, Natuzzi's gross profit margin declined from 36.7 percent to 31.8 percent.
    First quarter 2003 operating income decreased 59.2 percent to EUR
12.9 million, or $13.8 million, compared to the year-earlier period, while the operating margins for each year's comparable quarter were
7.0 percent and 14.8 percent, respectively.

    CASH FLOW

    First quarter 2003 net cash flow from operations totaled EUR 5.8 million, or $6.2 million, down 68.5 percent from EUR 18.4 million, or $16.1 million, in the same period last year. On a per ADR basis, net operating cash flow was EUR 0.11, or $0.12, a decrease of 67.6 percent compared to last year's comparable period.

    FOREX & TAXES

    In the first quarter 2003, Natuzzi had a net foreign exchange gain of EUR 6.0 million, or $6.4 million, versus a gain of EUR 0.3 million, or $0.3 million, in last year's quarter.
    Income taxes for first quarter 2003 were EUR 3.8 million, or $4.1 million, representing an effective tax rate of 20.4 percent versus a
21.8 percent rate in the prior year's period.

    OUTLOOK

    Concluded Mr. Natuzzi: "Current market conditions continue to negatively impact orders. The order flow is almost 5% lower than the same period last year, while the back log is 5.4 weeks. The Natuzzi brand is affected by price competition never seen before in the marketplace driven by competitors based in countries with low cost production facilities. For this reason we are continuing to invest in brand related marketing activities the goal of which is to position Natuzzi in the medium-high end of the upholstery market. At the same time we support the growth of Italsofa as a solid competitor in the low-end market."
    Given these factors, the continuing strengthening of the Euro and the difficult forecast conditions, both short- and long-term, we do not expect full year results to improve over the level we had in the first quarter."

    CONVERSION RATES

    The first quarter 2003 and 2002 dollar figures presented in this announcement were converted at an average noon buying rate of $1.0732 per EUR and $0.8770 per EUR, respectively.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 127 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 74 licensed Divani & Divani by Natuzzi and Natuzzi branded stores. Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.


----------------------------------------------------------------------
                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for the first quarter ended March 31, 2003 and 2002 on the basis of
                             Italian GAAP
         (Expressed in millions of EUR except per share data)

                             1st Quarter   %   1st Quarter   %     %
                             ---------- ----- ----------- ----- -----
                               2003     Sales    2002    Sales Change
                             ---------- ----- ----------- ---- ------

        Upholstery net sales     164.6             195.4        -15.8%
                 Other sales      18.9              18.2          3.8%
                             ----------       -----------
Net Sales                        183.5   100%      213.6   100% -14.1%

                   Purchases     (84.3)            (90.3)        -6.6%
                       Labor     (27.0)            (29.8)        -9.4%
   Third-party Manufacturers      (7.7)             (9.9)       -22.2%
         Manufacturing Costs      (7.5)             (7.0)         7.1%
            Inventories, net       1.3               1.8        -27.8%
                             ----------       -----------
Cost of Sales                   (125.2)           (135.2)        -7.4%
                             ----------       -----------
Gross Profit                      58.3  31.8%       78.4  36.7% -25.6%

            Selling Expenses     (36.7)            (37.9)        -3.2%
 General and Administrative
                    Expenses      (8.7)             (8.9)        -2.2%
                             ----------       -----------
Operating Income                  12.9   7.0%       31.6  14.8% -59.2%

        Interest Income, net       0.4               0.2
       Foreign Exchange, net       6.0               0.3
           Other Income, net      (0.7)              0.4
                             ----------       -----------
Earnings before taxes and
 minority interest                18.6              32.5        -42.8%

                Income taxes      (3.8)             (7.1)       -46.5%
                             ----------       -----------
Earnings before minority
 interest                         14.8              25.4        -41.7%

           Minority Interest       0.0              (0.1)
                             ----------       -----------
Net Earnings                      14.8   8.0%       25.3  11.8% -41.5%
                             ===========      ============

          Earnings per Share      0.27              0.46        -41.5%
                             ===========      ============

Average Number of Shares
 Outstandings(*)              54,681,628        54,681,628


(*) Net of shares repurchased
                                                  1 EUR = 1,936.27 ITL
----------------------------------------------------------------------
                KEY FIGURES IN U.S. DOLLARS (millions)

                                              1st Quarter  1st Quarter
                                                  2003        2002
                                             -------------- ----------
Net Sales                                            196.9      187.3
Gross Profit                                          62.6       68.8
Operating Profit                                      13.8       27.7
Net Earnings                                          15.9       22.2

Earnings per Share in U.S. dollars                    0.29       0.40
Average exchange rate (U.S. dollar per Euro)        1.0732     0.8770
---------------------------------------------------------------------
                         GEOGRAPHIC BREAKDOWN

                           Sales                 Seat Units
                      (Expressed in millions of EUR)

                          1st      1st           1st     1st
                        Quarter  Quarter  %  Quarter  Quarter    %
                      -----------------------------------------------
                         2003    2002  Change    2003    2002 Change
                      -----------------------------------------------
Americas                 79.2    97.5 -18.8% 401,353  386,294    3.9%
            % of total   48.1%   49.9%          54.3%    50.0%
Europe                   76.7    88.5 -13.3% 299,835  346,759  -13.5%
            % of total   46.6%   45.3%          40.5%    44.9%
Rest of world             8.7     9.4  -7.4%  38,216   39,432   -3.1%
            % of total    5.3%    4.8%           5.2%     5.1%
TOTAL                   164.6   195.4 -15.8% 739,404  772,485   -4.3%
------                  ------  ----- ------ -------- -------   -----
----------------------------------------------------------------------

                         BREAKDOWN BY COVERING

                           Sales                 Seat Units
                      (Expressed in millions of EUR)

                       1st      1st            1st      1st
                      Quarter  Quarter   %    Quarter  Quarter   %
                    --------------------------------------------------
                       2003    2002   Change     2003    2002  Change
                    --------------------------------------------------
Leather                 133.0   163.0  -18.4% 546,764  605,531   -9.7%
          % of total     80.8%   83.4%           73.9%    78.4%
Fabric                   31.6    32.4   -2.5% 192,640  166,954   15.4%
          % of total     19.2%   16.6%           26.1%    21.6%
TOTAL                   164.6   195.4  -15.8% 739,404  772,485   -4.3%
-----                   -----   -----  ------ -------   ------   -----
----------------------------------------------------------------------

                          BREAKDOWN BY BRAND

                           Sales                 Seat Units
                      (Expressed in millions of EUR)

                     1st      1st             1st      1st
                    Quarter  Quarter    %   Quarter  Quarter        %
                  ----------------------------------------------------
                     2003    2002    Change     2003     2002  Change
                  ----------------------------------------------------
Natuzzi               134.8   170.1   -20.8% 544,853  639,660   -14.8%
        % of total     81.9%   87.1%            73.7%    82.8%
Italsofa               29.8    25.3    17.8% 194,551  132,825    46.5%
        % of total     18.1%   12.9%            26.3%    17.2%
TOTAL                 164.6   195.4   -15.8% 739,404  772,485    -4.3%
-----                 ------  -----   ------  ------- -------    -----
----------------------------------------------------------------------

                    NATUZZI S.p.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
              as of March 31, 2003 and December 31, 2002
                    (Expressed in millions of EUR)


ASSETS                                          March 31, December 31,
                                                  ---------   --------
                                                   2003         2002
                                                  ---------   --------
Current Assets:
Cash and cash equivalents                            101.9       96.7
Marketable debt securities                               0          0
Trade receivables, net                               153.7      158.4
Other receivables                                     47.9       58.3
Inventories                                           85.4       84.1
Unrealized foreign exchange gain                      14.9        2.0
Prepaid expenses and accrued income                    3.3        1.3
Deferred income taxes                                  1.5        1.8
Total current assets                                 408.6      402.6
                                                  ---------   --------
Non-Current Assets:
Net property, plant and equipment                    232.5      228.9
Treasury shares                                       37.8       37.8
Other assets                                           4.9        5.1
Deferred income taxes                                  0.1        0.1
                                                  ---------   --------
Total Assets                                         683.9      674.5
                                                  =========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                                  9.4        0.2
Current portion of long-term debt                      1.4        1.4
Accounts payable-trade                                78.2       87.5
Accounts payable-shareholders for dividends              0          0
Accounts payable-other                                12.4       15.7
Allowance for unrealized foreign exchange losses         0          0
Income taxes                                           8.1        9.2
Salaries, wages and related liabilities               14.6       14.7
Total current liabilities                            124.1      128.7
                                                  ---------   --------
Long-Term Liabilities:
Employees' termination indemnity                      25.7       25.6
Long-term debt                                         2.9        3.6
Deferred income taxes                                  0.4        0.4
Accrued expenses and deferred income                  14.0       14.2
Other liabilities                                      5.7        5.7
Minority Interest                                      0.5        0.5
Shareholders' Equity:
Share capital                                         57.5       57.5
Reserves                                              73.1       73.1
Additional paid-in capital                             8.3        8.3
Retained earnings                                    371.7      356.9
Total shareholders' equity                           510.6      495.8
                                                  ---------   --------
Total Liabilities and Shareholders' Equity           683.9      674.5
                                                  =========   ========
----------------------------------------------------------------------

                    NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                     as of March 31, 2003 and 2002
                    (Expressed in millions of EUR)


                                                  March, 31  March, 31
                                                     2003      2002
                                                   -------------------
Cash flows from operating activities:
Net earnings                                           14.8      25.3
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation                                         4.5       4.0
   Employees' termination indemnity                     0.2       0.8
   Deferred income taxes                                0.3      (0.2)
   Minority interest                                    0.0       0.1
   (Gain) loss on disposal of assets                    0.3       0.0
   Change in provision for unrealized foreign
    exchange (losses) / gain                          (12.9)     (0.8)
Change in assets and liabilities:
   Receivables, net                                     4.6     (16.0)
   Inventories                                         (1.3)     (1.8)
   Prepaid expenses and accrued income                 (2.0)     (2.4)
   Other assets                                        10.4       2.8
   Accounts payable                                    (9.3)      4.5
   Income taxes                                        (1.1)      0.0
   Salaries, wages and related liabilities             (0.1)      2.2
   Other liabilities                                   (2.6)     (0.1)
                                                   ---------  --------
Total adjustments                                      (9.0)     (6.9)
                                                   ---------  --------
Net cash provided by operating activities               5.8      18.4
                                                   ---------  --------

Cash flows from investing activities:
Property, plant and equipment:
   Additions                                           (8.3)    (11.7)
   Disposals                                            0.0       0.2
Government grants received                              0.0       0.0
Marketable debt securities:
   Purchases                                            0.0       0.0
   Proceeds from maturities                             0.0       0.0
   Proceeds from sales                                  0.0       0.0
Purchase of business, net of cash acquired              0.0       0.0
Purchase of minority interest                           0.0       0.0
                                                   ---------  --------
Net cash used in investing activities                  (8.3)    (11.5)
Cash flows from financing activities:
Long term debt:
   Proceeds                                             0.0       0.0
   Repayments                                          (0.8)      0.0
Short-term borrowings                                   9.3      (4.9)
Exercise of stock options                               0.0       0.0
Treasury shares                                         0.0       0.0
Dividends paid                                          0.0       0.0
Dividends paid to minority shareholders                 0.0       0.0
                                                   ---------  --------
Net cash used in financing activities                   8.5      (4.9)
                                                   ---------  --------
Effect of translation adjustments on cash              (0.8)     (0.1)
                                                   ---------  --------
Increase (decrease) in cash and cash equivalents        5.2       1.9
Cash and cash equivalents, beginning of the year       96.7     208.3
Cash and cash equivalents, end of the period          101.9     210.2


    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-412
             Fax: +39-080-8820-241
             investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             Fax: +39-080-8820-508
             relazioni.esterne@natuzzi.com